

May 14, 2015

<u>Via E-mail</u>
Michael J. Rapport
Chairman and Chief Executive Officer
Evans Brewing Company Inc.
2000 Main St
Irvine, CA 92619

> **Re: Evans Brewing Company Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 6, 2015**
> **File No. 333-201771**
> **Form 10-K for the Fiscal year Ended December 31, 2014**
> **Filed April 9, 2015**
> **File No. 000-54995**

Dear Mr. Rapport:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 26, 2015 letter.

Table of Contents, page 1

1. Please revise the table of contents to include the financial statements and related management's discussion and analysis for both Evans Brewing Company, Inc. and Bayhawk Ales, Inc. Please also revise to include the pro forma information in the table of contents.

The Asset Purchase Transaction, page 7

2.   We reissue prior comment 9. Please reconcile your disclosure in this section regarding the assets that are being acquired with section 2.01 of the Asset Purchase and Share Exchange Agreement including the scope of the assets described in Exhibit A thereto. We note, for example, there appears to be no reference to Evans Brewing California in the agreement or the list of Transferred Assets.

3.   Please tell us how you intend to inform Bayhawk shareholders of the opening of the Exchange Period and the date certain upon which it will expire.

Summary

Voting by EBC and Bayhawk Directors and Executive Officers, page 11

4.   Please tell us if the number of shares in the first sentence should be 3,424,648 and, if so, please revise in your next amendment. In this regard, it appear that approximately 77% of issued and outstanding Bayhawk common shares is the sum of the 2,841,684 shares owned by The Michael J. Rapport Trust and the 582,964 shares owned by other officers and directors.

Risk Factors, page 14

As of the date of this proxy statement…, page 15

5.   Refer to prior comment 13. Please further revise this risk factor to state clearly whether Bayhawk was required to file reports with the SEC since 1999 and failed to file such reports, why Bayhawk failed to file such reports if required and whether there is a material risk given the common management of Bayhawk and the EBC that EBC will file required reports in the future. Also, revise the statement in the risk factor heading that Bayhawk operated as a private company, given its reporting obligations.

As we review our internal controls and procedures, we may determine…, page 15

6.   You disclose that EBC's annual report for 2014 will be the first time EBC's management has been required to provide a report on its internal control procedures. You also disclose that as of the date of this Proxy Statement/Registration Statement, you have never conducted a review of your internal control over financial reporting ("ICFR"). Please reconcile your statement that you have never conducted a review of your ICFR to the disclosures on page 20 of the Evans Brewing Company Form 10-K for the year ended December 31, 2014.

Principal Holders of Voting Securities, page 28

7.   Based on the per share information presented in this table it appears that the total for the percentage of class prior to share exchange is 76.98% rather than 79.04%. Please revise or tell us how you arrived at 79.04%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 38

8.   We reissue prior comment 27. Please discuss your liquidity requirements on both a short-term (12 months) and long-term basis based on your cash position as set forth in your December 31, 2014 pro-forma balance sheet. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance.

Directors and Executive Officers, page 41

9.   Please discuss Mr. Wiedrich's business experience during the past five years and indicate the dates he served in each of the positions disclosed. Refer to Item 401(e) of Regulation S-K for guidance.

Related Party Transactions, page 45

10.   Please tell us how you determined the Trust will own 3,242,684 common shares following the share exchange instead of 3,241,684 common shares. In this regard, you disclose that prior to the share exchange the Trust owns 2,841,684 Bayhawk shares that will be exchanged and 400,000 EBC shares.

Unaudited Pro-Forma Consolidated Financial Statements, page PF-1

11.   Please revise to remove the use of consolidated financial statements and refer to the information within this section as unaudited pro-forma condensed combined financial information. This includes revisions to the pro forma section heading and introductory paragraphs, the headings for each of the pro-forma financial statements and the heading to the pro forma footnotes on page PF-5.

12.   In the first paragraph following the pro forma section heading please remove all references to the interim balance sheet at September 30, 2014 and statement of operations for the nine month period then ended since they are no longer included in your filing.

Pro Forma Consolidated Balance Sheets, page PF-2

13.   Please revise the Bayhawk Ales, Inc. information so that it agrees with the historical audited balance sheet presented on page BH-2. Presently, different amounts are presented for accounts receivable, net.

Pro Forma Combined of Operations for the Year Ended December 31, 2014, page PF-4

14.   Please revise the EBC statement of operations so that it describes the period from inception, June 18, 2013, to the year ended December 31, 2013 as presented on page F-5.

15.   Please refer to comment 22 in our letter dated February 26, 2015. Please revise the 2014 and 2013 earnings per share presentations so they separately present the historical basic and diluted per share amounts for both EBC and Bayhawk. Also revise to include a footnote to your pro forma information that describes the effect that the October 9, 2014 cancellation of 9.6 million founder shares will have on the weighted average number of common shares outstanding beginning in fiscal 2015. In this regard, it appears that there will be a significant reduction in the weighted average number of shares outstanding beginning in fiscal 2015 that is not currently reflected in the pro forma information.

Notes to Pro Forma Consolidated Financial Statements, page PF-5

16.   On pages 10 and 63 you continue to disclose the transaction will be treated as an acquisition of EBC and as a recapitalization of Bayhawk. Please revise these 2 disclosures to be consistent with the common control accounting treatment disclosed under this heading.

Information about Bayhawk Ales, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross Margins, page 50

17.   You disclose that the "costs of sales as a percent of sales are similar: however, the costs for 2014 were significantly better (by 10%) prior to the September 2014 fire…" Please revise to quantify and discuss the impact that the fire had on both cost of goods sales and gross margin in fiscal 2014. To the extent that Bayhawk continues to be effected by the California Brewery fire, please also revise to clearly discuss the expected impact on the Company's 2015 results of operations and liquidity and the anticipated timing to resolve this matter.

Other Income, page 51

18.   We note you describe the insurance claim as an "extraordinary item" under this heading. Please revise to remove your reference to the insurance claim as an extraordinary item or tell us why you believe this qualifies as an extraordinary item under U.S. GAAP.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 55

19.   Please expand and revise this discussion to disclose whether the appointment of Anton & Chia was approved or recommended by any audit or similar committee of the board of directors. See Item 304 of Regulation S-K.

20.   Please tell us how the period "through December 27, 2012" is applicable to this disclosure or revise as necessary.

Bayhawk Ales, Inc.

Financial Statements for the Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm, page BH-1

21.   Please revise and provide an audit report that includes the name and signature of the registered public accounting firm.

Notes to Financial Statements

8. Income Taxes, page BH-11

22.   In determining your provision (credit) for income tax we note that you applied a 25% U.S. statutory tax rate to your income (loss) before provision for income tax in 2013 and 2014. Please tell us your basis for applying a 25% U.S. statutory tax rate in both years.

Background to the Asset Purchase Transaction and the Share Exchange, page 61

23.   We reissue prior comment 37. Your disclosure should address the timing of the arrangements, understandings and negotiations regarding Bayhawk accessing the capital markets. Please provide an expanded description that clearly addresses the timing of the Board of Bayview's decisions to undertake the transactions and the actions taken in that regard in addition to their consideration of alternative transactions.   In that context, we note the general disclosure on page 61 regarding the consideration of various alternatives

relating to accessing the capital markets and the reference on the cover page of the prospectus to the plan the Board of Bayhawk proposed in late 2013.

Signatures

24.   Please identify your controller or principal accounting officer as requested in prior comment 41.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 9A. Controls and Procedures

3. Management's Report on Internal Control Over Financial Reporting, page 20

25.   We note the disclosure under this heading that your management determined that your "disclosure controls and procedures are effective…" Please revise to provide a report on your assessment of ICFR, including a statement as to whether or not your ICFR is effective. Also confirm to us that your assessment was as of the end of your most recent fiscal year and, if so, also disclose this information in your amended filing.

Financial Statements, page F-1

26.   Please revise to include the audit report for the balance sheet as of December 31, 2013 and the related statement of operations, changes in stockholders' equity and cash flows for the period from inception, June 18, 2013, to December 31, 2013.

Undertakings

27.   We note your response to prior comment 40. Please provide the entire undertaking required by Item 512(a) of Regulation S-K.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or John Archfield, Senior Staff Accountant, at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact David Orlic, Office of Mergers and Acquisitions, at (202) 551-3503 or Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: C. Parkinson Lloyd, Esq.
        Kirton McConkie, P.C.